VIA EDGAR

November 5, 2008

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

Re:	Assured Guaranty Ltd.
Form 10-K for Fiscal Year Ended December 31, 2007
Form 10-Q for the Quarter Ended March 31, 2008 and June 30, 2008
File No. 1-32141

Dear Mr. Rosenberg:

Thank you for your letter dated October 10, 2008, setting forth additional comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2008 and June 30, 2008 for Assured Guaranty Ltd. (“Assured” or the “Company”).

We appreciate the effort that went into the Staff’s comments.  We have provided our responses in the order the comments appeared in the Staff’s comment letter, which we have reproduced in italicized text.  Our responses follow each comment.

Form 10-K for the year ended December 31, 2007

Financial Statements

Note 23 – Business Segments, page 178

1.             We acknowledge your response to prior comment 5.  In order for us to better understand your view, please provide us with all of the information provided to the chief operating decision maker for the 2007 fiscal year through the most recent interim period.

Company Response

We have determined that our chief operating decision maker for periods discussed was our Chief Executive Officer (“CEO”).  We are in the process of accumulating copies of the relevant information provided to our CEO and will forward to you under separate cover by Friday, November 14th.  We are requesting that you give this information confidential treatment.

We wish to emphasize that we strongly feel that our business segments are those presented in our financial statements, financial guaranty direct, financial guaranty reinsurance, mortgage insurance and other.  It is along these lines that we have structured the management of our organization.

Form 10-Q for the period ended June 30, 2008

Balance Sheet

2.             You disclosed on page 16 that you recorded salvage recoverable of $65.1 million associated with direct Countrywide transactions.  Please describe the nature of these transactions and cite authoritative accounting literature that you relied upon to account for these transactions.

Company Response

The direct Countrywide transactions mentioned on page 16 are the transactions that we discussed in our response to prior comment 2.

As discussed in our response to prior comment 3 of your letter of May 19, 2008 and in Management’s Discussion and Analysis on page 46 of our Form 10-Q for the period ended June 30, 2008, credit support for these transactions comes primarily from two sources.  In the first instance, excess spread is used to build a certain amount of credit enhancement and absorb losses. Additionally, Countrywide is required to fund additional draws on the HELOC loans following the occurrence of a Rapid Amortization Event. Among other conditions, such an event is triggered when claim payments by us exceed a certain threshold. A Rapid Amortization Event has occurred for both of these deals as of June 2008.  Subsequent to the Rapid Amortization Event, any draws funded by Countrywide are subordinate to us in the cash flow waterfall and hence represent additional credit enhancement available to absorb losses before we have to make a claim payment. Additionally, since all principal collections are used to pay down the insured notes, rather than fund additional draws, our exposure begins to amortize more quickly.

As of June 30, 2008, the Company had made total claim payments on these two policies of $65.1 million.  In this circumstance, we believe that the advance of cash to pay principal and interest does not result in a loss because the Company expects to be reimbursed for these payments from future cash flows of these deals.

Paragraph 18 of FASB Statement No. 60, Accounting and Reporting by Insurance Enterprises, provides guidance that estimated recoveries on settled claims should be deducted from the liability for unpaid claims.  This is clear that the recoveries would reduce a liability; it does not specifically address the treatment for a net asset as the result of estimated recoveries.  Based on the guidance in FASB Concepts Statement No. 6, Elements of Financial Statements, the Company believes that these expected recoveries meet the definition of an asset in that in that 1) they embody a probable future benefit that will contribute directly to net cash inflows, 2) we will obtain the benefit from these cash flows and 3) the event giving rise to our right to or control of the benefit, namely our claim payments made, has already occurred.  Since our unit of account is at the insurance policy level and we do not have any contractual right to offset these payments against other claim liabilities and these expected recoveries meet the definition of an asset, we recorded a salvage asset in our June 30, 2008 balance sheet.

Notes to Consolidated Financial Statements

Note 13 – Fair Value of Financial Instruments, page 28

We acknowledge your response to prior comment 6.  Please enhance your proposed disclosure of the methodologies, assumptions and inputs used to determine the fair value of credit derivatives as follows:

3.             Please tell us, if true, that your fair value measurement determines an entry price and why you believe it approximates an exit price.

Company Response

In accordance with FAS 157, Fair Value Measurements, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value is determined based on quoted market prices, if available.  We sell financial guaranties in credit default swap (“CDS”) form to financial institutions in a principal-to-principal market in which transactions are highly customized and negotiated independently.  Our CDS contracts differ from typical CDS contracts entered into by parties that are not financial guarantors because:

•                 Our CDS contracts are neither held for trading purposes (i.e., a short-term duration contract written for the purpose of generating trading gains) nor used as hedging instruments, instead they are written with the intent to provide protection for the stated duration of the contract, as is the intent with regard to a financial guaranty contract.

•                 We are not entitled to terminate a CDS contract that is “in-the-money” in order to monetize a gain and our counterparties are not able to force us to terminate a CDS contract that is “out-of-the-money” so that they can monetize a gain.

•                 The liquidity risk present in most CDS contracts sold outside the financial guaranty industry, i.e., the risk that the CDS writer would be required to make cash payments, is not present in our CDS contracts.  Terms are designed to replicate the payment provisions of financial guaranty contracts in that (a) losses, if any, are generally paid over time, and (b) we are not required to post collateral to secure our obligation under the CDS contract.

•                 By law, our CDS contracts are unconditional and irrevocable, and cannot be transferred to most other capital market participants as they are not licensed to write insurance contracts. Through reinsurance, the risk of loss (but not counterparty risk) on these contracts can be transferred to other financial guarantee insurance and reinsurance companies

As a result of these differences, we are not aware of any relevant third party exit transactions for CDS contracts written by financial guarantors.  In the absence of a principal exit market(1), we determine the fair value of a CDS contract by using an internally developed estimate of an “exit price” that a hypothetical market participant (i.e., a similar monoline financial guarantee insurer, or “monoline insurer”) would accept to assume the risk from us on the measurement date, on terms identical to the contract written by us.  We believe this approach is appropriate because the hypothetical exit market participants have been defined as other monoline insurers (i.e., essentially the exit market participants are the same as the monoline participants competing in the entry market).

Market participants in this hypothetical exit market are assumed to be monoline insurers that have credit ratings or spreads similar to us and who would be willing to assume the risk from us at current prices, such that non-performance risk relating to the CDS contract is assumed to be the same both before and after the hypothetical transfer.

(1) We do not believe that the reinsurance market constitutes an “exit market” as reinsurance does not release the ceding company from its primary obligation under the CDS contract that it has written in that the terms of the reinsurance contract require the ceding company to retain some risk to avoid adverse risk selection and do not legally remove the ceding company from its obligation to perform if the reinsurer fails to do so.

This additional disclosure will be included in the Company’s future filings, commencing with its Form 10-K filing for the year ended December 31, 2008.

4.             You discuss the fair value of the gross spread of your CDS contracts, please clarify if this equates to the estimated present value of premiums that a comparable financial guarantor would hypothetically charge the Company for the same protection at the balance sheet date.

Company Response

The gross spread is an input into our fair value model that we use to ultimately determine the net spread a comparable financial guarantor would charge the Company to transfer risk at the balance sheet date. Our estimate of fair value represents the difference between the estimated present value of premiums that a comparable financial guarantor would accept to assume the risk from us on the measurement date, on terms identical to the contract written by us, and the contractual premium for each individual CDS contract.

This additional disclosure will be included in the Company’s future filings, commencing with its Form 10-K filing for the year ended December 31, 2008.

5.             You stated that the credit spread on risks assumed are obtained from data sources published by third parties, provided by trustees or obtained from market sources.  You also stated that if observable market spreads are not available or reliable then similar market indices are used.  Please address the following:

•                 Disclose the relative significance of credit spread data obtained from sources published by third parties, provided by trustees or obtained from market sources and similar market indices,

•                 Describe how trustees and market sources determine credit spreads as well as the procedures you perform to validate the values provided by these parties, and

•                 Clarify what you mean by market sources.

Company Response

•                 As of September 30, 2008, the Company obtained approximately 23% of its credit spread data, based on notional par outstanding, from sources published by third parties, while 77% was obtained from market sources or similar market indices.

•                 Trustees and market sources determine credit spreads by reviewing new issuance pricing for specific asset classes and receiving price quotes from their trading desks for the specific asset in question. We validate these quotes by cross-referencing quotes received from one market source with quotes received from another market source to ensure reasonableness. In addition, we compare the relative change in price quotes received from one quarter to another, with the relative change experienced on published market indices for a specific asset class. This further allows us to check the values provided for reasonableness and accuracy.

•                 In response to comment 6 in our letter dated August 27, 2008 we stated. “Credit spreads on risks assumed — These are obtained from market data sources published by third parties (e.g. dealer spread tables for the collateral similar to assets within our transactions) as well as collateral-specific spreads provided by trustees or obtained from market sources.”  Collateral-specific spreads obtained from third-party, independent market sources are un-published spread quotes from market participants and or market traders whom are not trustees.  We obtain this information as the result of direct communication with these sources as part of our valuation process.

This additional disclosure will be included in the Company’s future filings, commencing with its Form 10-K filing for the year ended December 31, 2008.

6.             Please disclose how your model specifically incorporates your own credit spread when determining CDS fair value.

Company Response

Gross spread on a financial guarantee written in CDS form gets allocated among 1) profit the originator, usually an investment bank, realizes for putting the deal together and funding the transaction, 2) premiums paid to us for our credit protection provided and 3) the cost of CDS protection purchased on us by the originator to hedge their counterparty credit risk exposure to the Company.  The premium the Company receives is referred to as the net spread.  The Company’s own credit risk is factored into the determination of net spread based on the impact of changes in the quoted market price for credit protection bought on the Company, as reflected by quoted market prices on CDS sold on Assured Guaranty Corp. The cost to acquire CDS protection sold on AGC affects the amount of spread on CDS deals that the Company captures and, hence, their fair value.  As the cost to acquire CDS protection sold on AGC increases, as the result of widening spreads on AGC, the amount of premium we capture on a deal generally decreases.  As the cost to acquire CDS protection sold on AGC decreases the amount of premium we capture on a deal generally increases.  In our model, the premium we capture is not permitted to go below the historic minimum rate charged by us to assume similar risks.  This has the effect of mitigating the amount of unrealized gains that are recognized on certain CDS contracts.

This additional disclosure will be included in the Company’s future filings, commencing with its Form 10-Q filing for the quarter ended September 30, 2008.

7.             You stated that you use a spread hierarchy to determine which source of credit spread to use.  Please address the following:

•                 Disclose the relative significance of credit spreads based on actual collateral specific credit spreads, credit spreads interpolated based upon market indices or deals priced or closed during a specific quarter within a specific asset class and specific rating, credit spreads provided by the counterparty of the credit default swap and credit spreads interpolated based upon translations of similar asset classes, similar ratings and similar time to maturity,

•                 Describe more specifically how you interpolate the credit spread based upon market indices or deals priced or closed during a specific quarter within a specific asset class and specific rating,

•                 Describe how the counterparty determines the CDS spread as well as the procedures you perform to validate the values, and

•                 Describe more specifically how you extrapolate the credit spread based upon similar asset classes.

Company Response

•                 As of September 30, 2008, the Company obtained approximately 8% of its credit spread information, based on notional par outstanding, from actual collateral specific credit spreads, while 77% was based on market indices and 16% based on spreads provided by the CDS counterparty.

•                 The Company interpolates a curve based upon the historical relationship between premium the Company receives when a financial guarantee written in CDS form closes to the daily closing price of the market index related to the specific asset class and rating of the deal.  This curve indicates expected credit spreads at each indicative level on the related market index.

•                 For specific transactions where no price quotes are available and credit spreads need to be extrapolated, an alternative transaction for which the Company has received a spread quote from one of the first three sources within the Company’s spread hierarchy is chosen. This alternative transaction will be within the same asset class, have similar underlying assets, similar credit ratings, and a similar time to maturity. The Company then calculates the percentage of relative spread change quarter over quarter for the alternative transaction. This percentage of change is then applied to the historical credit spread of the transaction for which no price quote was received in order to calculate the transactions current spread.

•                 As stated above in our response to comment 5 in regards to trustees and market sources, counterparties determine credit spreads by reviewing new issuance pricing for specific asset classes and receiving price quotes from their trading desks for the specific asset in question. These quotes are validated by cross-referencing quotes received from one market source with those quotes received from another market source to ensure reasonableness. In addition, we compare the relative change in price quotes received from one quarter to another with the relative change experienced on published market indices for a specific asset class for reasonableness and accuracy.

This additional disclosure will be included in the Company’s future filings, commencing with its Form 10-K filing for the year ended December 31, 2008.

8.             You stated that one of the key inputs of the credit derivative valuation model is the assumed recovery rates specific to the asset class.  Please disclose the assumed recovery rates for your residential real estate, commercial real estate, corporate investment grade, corporate high yield and other significant exposures at year-end and at each interim period.  In addition, disclose the source of the information and what changes, if any, are made to source data.

Company Response

We used recovery rates as a key input to determine fair value for one synthetic corporate collateralized debt obligation.  This deal expired in the second quarter of 2008.

We will no longer include recovery rates as a key input to our credit derivative valuation model disclosures beginning with our Form 10-Q filing for the period ended September 30, 2008.

9.             Given the significant effect that diversification has on reducing the credit risks of credit default swaps, please disclose the inputs, assumptions and methodology used to compute the correlation of your residential real estate, commercial real estate, corporate investment grade and corporate high yield exposures.  Please also disclose trends in the assumed correlation of your residential real estate, commercial real estate, corporate investment grade and high yield exposures since you originated the transactions, at year-end and at each interim period.  If the trends have had or are reasonably likely to have a material effect on operations, please disclose the effects and/or expected effects on financial position, operations and liquidity.

Company Response

Our model for determining the fair value of financial guarantees written in CDS form, as discussed in Note 13 of our Form 10-Q for the period ending June 30, 2008 and as clarified in our responses to your comments on this Note (above), does not specifically have correlation as one of its inputs.  Other financial guarantors, specifically those using the Binomial Expansion Technique, may have correlation as a model input and would have to make assumptions about trends in assumed correlation.

Correlation, instead of being a specific input to our model, is embedded in the spread on indices included in our model.  These indices are based on actual market transactions and reflect the markets’ perception of the credit risk and correlation for particular assets classes.

We will add clarifying wording to this effect in the Company’s future filings, commencing with its Form 10-K filing for the year ended December 31, 2008.

10.      We are continuing to evaluate your response to comments eight, nine and ten and we may have further comments.

Company Response

We await further correspondence from you on these comments.

*               *            *

In connection with its responses, the Company acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings,

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

You may contact Robert Bailenson, Chief Accounting Officer, at (441) 278-6633, or me, at (441) 278-6693, if you have any questions regarding our response to your comments.

Sincerely,

Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.

cc:              Gus Rodriguez, Staff Accountant, Division of Corporate Finance

Robert Bailenson, Chief Accounting Officer, Assured Guaranty Ltd.